Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS FISCAL 2019/20 RETAIL SALES IMPACTED SIGNIFICANTLY BY CORONAVIRUS IN THE FOURTH QUARTER

Whitley, UK, 18 April 2020 – Jaguar Land Rover retail sales in Fiscal 2019/20 were 508,659 vehicles, down 12.1% on Fiscal 2018/19, primarily as a result of the coronavirus pandemic significantly impacting sales in the fourth quarter of the fiscal year.

The company’s total retail sales for the quarter ending 31 March 2020 were 109,869 vehicles, down 30.9% compared to the same period last year.

Fiscal 2019/20 sales have been impacted across all regions with lower sales in North America (7.5% down on record prior year), China (8.9%), UK (9.6%), Europe (16.1%) and overseas (20.3%). China had generated double digit growth in Q2 and Q3 and, with lockdown measures easing, nearly all of the company’s retailers in the region have now reopened and sales are recovering.

Despite the impact of coronavirus, retail sales of the new Range Rover Evoque were up 24.7% year-on-year and sales of the all-electric Jaguar I-PACE increased 40.0%. The very first sales of the new Land Rover Defender also took place in the fourth quarter.

In light of the ongoing coronavirus situation, Jaguar Land Rover has temporarily suspended production at its facilities outside China. In addition, the company is tightly managing all other costs and investments as well as working capital. Jaguar Land Rover will be reporting audited results for the financial year ended 31 March 2020 at a later date but ended this financial year with £3.6 billion of cash and short-term investments (unaudited) and an undrawn revolving credit facility of £1.9 billion.

The company is rigorously following the guidance of all the relevant authorities in the countries in which it operates and will work towards a phased return to production as soon as conditions permit. This will include implementing robust screening protocols to best practice standards.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“2019/20 has been a year of unprecedented disruption for the automotive sector. Despite the impact of regulatory change, shifting consumer tastes, Brexit and ongoing trade tensions, sales for Jaguar and Land Rover were showing improvement until the coronavirus pandemic hit in the fourth quarter.

“Through the year, our diverse portfolio of Jaguar sports cars, SUVs, sedans and crossover vehicles continued to excite customers across the globe. Most recently, we launched our new, more assertive, Jaguar F-TYPE to very positive customer and media response. With the increasing demand for alternative powertrains, we were pleased to see sustained growth in sales of the multiple award-winning Jaguar I-PACE, the world’s first all-electric performance SUV from an established brand.

“We were also encouraged by the ongoing strength of our existing vehicles and the positive reception for our latest models. Range Rover and Range Rover Sport, for example, retain their appeal thanks to regular updates such as plug-in hybrid technology. Demand has been particularly strong for the new Range Rover Evoque with sales up nearly 25% year-on-year. And we will soon offer highly competitive plug-in hybrid versions of both the Evoque and the Land Rover Discovery Sport. 2019 saw us unveil the all-new Land Rover Defender, the world’s most iconic 4x4, reimagined for the 21st century. There has been unprecedented interest in our most capable Land Rover ever.”

Jaguar Land Rover is doing whatever it can to support its communities through the current situation.

To date, this has included the deployment of more than 300 Jaguar and Land Rover vehicles around the world to organisations such as the Red Cross and other emergency services. The new Defender, for example, has gone straight into action to reach vulnerable people. The company has offered its research, engineering and manufacturing expertise to support the development of medical and personal protective equipment. It has recently started production and delivery of NHS-approved protective visors for frontline medical staff to answer the government call for more vital equipment to fight coronavirus. The reusable face visors are being manufactured at Jaguar Land Rover’s rapid prototype 3-D printing facility, one of the most advanced in Europe. The company is also encouraging its employees to get involved with national and local community efforts to support the vulnerable and in need, including the call for Volunteer Responders in the UK and all round the world.

	Fiscal 2019/20	Change year-on-year	Q4 Fiscal 2019/20	Change year-on-year
Jaguar Land Rover	508,659	(12.1)%	109,869	(30.9)%
Jaguar	140,593	(22.0)%	28,288	(42.6)%
Land Rover	368,066	(7.7)%	81,581	(25.6)%

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands. Land Rover is the world’s leading manufacturer of premium all-wheel-drive vehicles. Jaguar is one of the world’s premier luxury marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2019 Jaguar Land Rover sold 557,706 vehicles in 127 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs. In the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards Destination Zero, our mission to shape future mobility with zero emissions, zero accidents and zero congestion.

Jaguar Land Rover social channel:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager

E:  jchesney@jaguarlandrover.com

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.